UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35477 / February 25, 2025

In the Matter of

THE RBB FUND TRUST
615 East Michigan Street
Milwaukee, Wisconsin 53202-5207

FIRST EAGLE INVESTMENT MANAGEMENT, LLC
1345 Avenue of the Americas
New York, New York 10105

(812-15676)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

The RBB Fund Trust and First Eagle Investment Management, LLC, filed an application on
December 19, 2024, requesting an order under section 6(c) of the Investment Company Act of
1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On January 29, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35462). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The RBB Fund Trust and First Eagle Investment Management, LLC (File No. 812-15676) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

s
Sherry R. Haywood,

Assistant Secretary.